SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Western Asset/Claymore U.S. Treasury Inflation
Protected Securities Fund 2 (WIW)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

95766R104
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2006
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 6 pages)
(There are no exhibits.)

Item 1.  Security and Issuer

Western Asset/Claymore U.S. Treasury Inflation
	Protected Securities Fund 2
385 East Colorado Blvd.
Pasadena, California 91101


Item 2.  Identity and Background

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the ?Principals?) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 3,070,143 shares of WIW on behalf of accounts that are managed by KIM (the ?Accounts?)
under limited powers of attorney, which represents 5.02% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of WIW fit the investment guidelines for various Accounts. Shares have been acquired since May 20, 2004.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM represents beneficial ownership of 3,070,143 shares or 5.02% of the outstanding shares. Sophie Karpus presently owns 2,330 shares purchased on May 24, 2005 at $12.60 (170 shares), May 26, 2005 at $12.60
(170 shares), June 24, 2005 at $12.63 (420 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares),
August 25, 2005 at $12.55 (415 shares), August 31, 2005 at $12.59
(165 shares), September 1, 2005 at $12.56 (85 shares), September
2, 2005 at $12.56 (170 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 15, 2005 at $12.51 (40 shares) and February 17, 2006 at $11.90 (10 shares). Karpus Investment Management Profit Sharing Plan currently owns 4,430 shares purchased on May 24, 2005 at $12.60 (170 shares), May 26, 2005 at $12.58 (170 shares), June 24, 2005 at $12.63 (420 shares), June 27, 2005 at $12.66 (170 shares),
August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55
(415 shares), August 26, 2005 at $12.56 (165 shares), August 29,
2005 at $12.53 (415 shares), September 1, 2005 at $12.56 (250 shares), September 2, 2005 at $12.56 (335 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 13, 2005 at $12.59 (170 shares), September
14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51
(60 shares), January 19, 2006 at $12.01 (550 shares), April 26,
2006 at $11.46 (500 shares). George W. Karpus presently owns
3,180 shares purchased on May 26, 2005 at $12.58 (170 shares),
June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50
(180 shares), August 25, 2005 at $12.55 (415 shares), August 31,
2005 at $12.59 (165 shares), September 1, 2005 at $12.56 (85 shares), September 2, 2005 at $12.56 (170 shares), September 12, 2005 at $12.58 (165 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (40 shares), February 8,
2006 at $11.99 (25 shares), February 9, 2006 at $11.99 (25 shares),
February 15, 2006 at $11.87 (50 shares), February 16, 2006 at $11.86 (50 shares), February 17, 2006 at $11.90 (30 shares), March
27, 2006 at $11.71 (735 shares) and June 19, 2006 at $11.34 (580 shares). Karpus Investment Management Defined Benefit Plan presently owns 3,880 shares purchased on May 26, 2005 at $12.58 (170 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares),
August 26, 2005 at $12.56 (165 shares), August 29, 2005 at $12.53
(415 shares), September 1, 2005 at $12.56 (250 shares), September 2, 2005 at $12.56 (335 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September
13, 2005 at $12.59 (170 shares), September 14, 2005 at $12.57
(125 shares), September 15, 2005 at $12.51 (60 shares), February
7, 2006 at $12.00 (25 shares), February 8, 2006 at $11.99 (100 shares), February 9, 2006 at $11.99 (200 shares), February 10,
2006 at $11.99 (100 shares), February 14, 2006 at $11.88 (200 shares), February 15, 2006 at $11.87 (200 shares), February 16, 2006 at $11.86 (150 shares), February 17, 2006 at $11.90 (115 shares). Cody B. Bartlett Jr. presently owns 35 shares purchased on January 10, 2006 at $12.02 (25 shares) and April 17, 2006 at $11.43 (10 shares). Apogee Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George
W. Karpus owns 1.42%, Dana R. Consler owns 0.67% and Cody
B. Bartlett Jr. owns 0.46%. Apogee Partners L.P. currently owns 41,500 shares of WIW. Garnsey Partners L.P. is also a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.1%, Jo Ann Van Degriff owns 0.72% and Kathleen F. Crane owns 0.07%. Garnsey Partners L.P.
currently owns 25,000 shares of WIW. None of the other principals of KIM presently own shares of WIW.

(b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
5/1/2006
15000
11.50

6/1/2006
-40
11.32
5/2/2006
8000
11.49

6/6/2006
5000
11.48
5/3/2006
250
11.47

6/7/2006
4800
11.38
5/4/2006
5660
11.48

6/8/2006
-3040
11.30
5/5/2006
1100
11.50

6/12/2006
3575
11.38
5/8/2006
8920
11.54

6/15/2006
10875
11.32
5/9/2006
9310
11.50

6/19/2006
51750
11.33
5/10/2006
3900
11.50

6/20/2006
62725
11.33
5/11/2006
7490
11.44

6/20/2006
-3815
11.20
5/15/2006
-350
11.40

6/21/2006
29200
11.35
5/15/2006
6075
11.41

6/22/2006
45600
11.33
5/16/2006
-5345
11.40

6/23/2006
400
11.31
5/16/2006
15000
11.41

6/23/2006
-125
11.25
5/17/2006
11340
11.39

6/26/2006
15435
11.31
5/18/2006
6620
11.41

6/29/2006
5000
11.18
5/22/2006
330
11.40

6/29/2006
-3500
11.12
5/23/2006
2400
11.39

6/30/2006
7050
11.35
5/25/2006
-100
11.37




5/26/2006
1360
11.40




5/31/2006
1400
11.36





The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the WIW securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable.


SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Karpus Management, Inc.





By:
Name:  	Sharon L. Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Date:  		July 7, 2006